# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOUNDTHINKING, INC., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common stock, par value $0.005 per share
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 09/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001772351
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,805; sole dispositive power 0; shared dispositive power 2,089,805; aggregate amount beneficially owned 2,089,805 (15.8% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,805; sole dispositive power 0; shared dispositive power 2,089,805; aggregate amount beneficially owned 2,089,805 (15.8% of the class)
- John Conlin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,805; sole dispositive power 0; shared dispositive power 2,089,805; aggregate amount beneficially owned 2,089,805 (15.8% of the class)
- Alex Vezendan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,805; sole dispositive power 0; shared dispositive power 2,089,805; aggregate amount beneficially owned 2,089,805 (15.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.005 per share
Name of issuer: SOUNDTHINKING, INC.
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, California (CA), 94538

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by and on behalf of each of Veradace Capital Management LLC (Veradace), Veradace Partners L.P. (the Fund), Alexander Vezendan, and John Conlin. The Fund is the record and direct beneficial owner of the securities covered by this statement. As the general partner and the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of, and may be deemed to beneficially own securities owned by, Veradace. The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of common stock that such Reporting Person may be deemed to beneficially own or that such Reporting Person is a member of a group with respect to the Issuer or any securities of the Issuer.
Residence or business address: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of September 28, 2026, the Fund, the record and direct beneficial owner of the securities covered by this statement, held voting and dispositive power over 2,089,805 shares of common stock of the Issuer ("Shares"). All calculations of beneficial ownership percentages in this statement are based on 13,240, 512 Shares outstanding as of September 24, 2026, as disclosed by the Issuer in its Form 8-K filed with the SEC on September 28, 2026. Relevant transactions leading up to this date, as well as the respective price per share of each transaction, are set forth on Schedule A to this statement. Each of these transactions was executed through the open market. The funds for the purchase of the Securities came from the working capital of the Fund. The aggregate purchase price of the Securities reported herein was approximately $15,452,099. No borrowed funds were used to purchase the Securities, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Veradace originally acquired beneficial ownership of the Shares of the Issuer for investment purposes and filed a Schedule 13G on January 7, 2026 based on a passive investment intent. Veradace evaluates investment on a continuous basis. On March 10, 2026 Veradace filed a Schedule 13D believing additional changes may be necessary for the Issuer to maximize shareholder value.

Agreement and Plan of Merger

On September 28, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Transom Signal AcquireCo, LLC, a Delaware limited liability company ("Parent"), and Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are affiliates of and commonly controlled by Transom Capital Public Fund LP ("Transom Capital").

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Parent will cause Merger Sub to commence a tender offer (the "Offer") no later than fifteen (15) business days after the date of the Merger Agreement, to purchase any and all of the shares of Common Stock, other than certain exceptions, for (i) $8.00 per share of Common Stock, plus (ii) one non-transferable contingent value right per share of Common Stock, which represents a right to receive up to $3.00, upon the achievement of specified milestones. The Offer will remain open for twenty (20) business days, subject to extension under certain circumstances.

Following the consummation of the Offer, and subject to the satisfaction or waiver, to the extent permitted under applicable legal requirements, of certain conditions set forth in the Merger Agreement, Parent, Merger Sub and the Issuer will, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, without a vote of the stockholders of the Issuer, effect a merger of Merger Sub with and into the Issuer (the "Merger" and, together with the Offer, the "Transactions"), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

The obligations of Merger Sub to accept for purchase, and pay for, shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer are subject to satisfaction or waiver of certain customary conditions, including that there have been validly tendered and not validly withdrawn shares of Common Stock that would result in beneficial ownership by Parent and its Affiliates of more than 50% of the Common Stock outstanding at the time of expiration of the Offer.
If the Offer and the Merger are consummated, the Common Stock will cease to be registered under Section 12 of the Exchange Act, and the Issuer will become privately held as a subsidiary of Parent.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Tender and Support Agreement

Simultaneously with the execution of the Merger Agreement, the Reporting Person entered into a Tender and Support Agreement (the "Tender and Support Agreement") with Parent and Merger Sub. Veradace beneficially owns approximately 15.8% of the outstanding shares of Common Stock of the Issuer.

Pursuant to the Tender and Support Agreement, the Reporting Person has agreed, among other things, to (1) validly tender its Subject Shares (as defined in the Tender and Support Agreement) into the Offer and not withdraw such shares, (2) vote its Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, and (3) not transfer its Subject Shares, in each case subject to certain exceptions. The Tender and Support Agreement also contains customary non-solicitation and other obligations and terminates automatically upon the valid termination of the Merger Agreement or certain other events described therein.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Tender, Support and Reinvestment Agreement

Concurrently with the execution of the Merger Agreement, Gary M. Lauder and certain affiliated stockholders (the "Lauder Stockholders") of the Issuer entered into a tender, support and reinvestment agreement (the "Tender, Support and Reinvestment Agreement") with Parent, Merger Sub and certain of Parent's affiliates. These stockholders beneficially own approximately 17.0% of the outstanding shares of Common Stock of the Issuer.

Pursuant to the Tender, Support and Reinvestment Agreement, the Lauder Stockholders have agreed, among other things, and subject to the terms and conditions of the Tender, Support and Reinvestment Agreement, to (1) validly tender their Subject Shares (as defined in the Tender, Support and Reinvestment Agreement) into the Offer and not withdraw such shares, (2) vote their Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, (3) not transfer their Subject Shares, in each case subject to certain exceptions, and (4) following the effective time of the Merger, purchase equity interests of Transom Signal HoldCo, Inc., a Delaware corporation, in exchange for an aggregate amount of cash calculated to result in the applicable stockholders holding, in the aggregate, an agreed percentage of the equity interests of Transom Signal TopCo, LP, a Delaware limited partnership ("Topco"), and immediately thereafter contribute such equity interests to Topco in exchange for equity interests of equivalent value in Topco. The Tender, Support and Reinvestment Agreement also contains customary non-solicitation and other obligations and terminates automatically upon the valid termination of the Merger Agreement or certain other events described therein.

The foregoing description of the Tender, Support and Reinvestment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender, Support and Reinvestment Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The reported securities are directly held by Veradace Partners L.P., and in the aggregate represent approximately 15.8% of the outstanding Common Stock based on 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported on the Issuer's Quarterly Report on Form 8-K filed with the Commission on September 28, 2026.
Transactions in the class effected during the past sixty days: In addition, as a result of the matters described in Item 4 above, the Reporting Persons and certain stockholders of the Issuer, including Transom Capital and the Lauder Stockholders, may collectively be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. Based upon information provided to the Reporting Persons by Transom Capital and the Lauder Stockholders, such group would collectively beneficially own 4,498,634 shares of Common Stock. which represents approximately 34 percent of the Issuer's outstanding shares of Common Stock beneficially owned by Transom Capital and the Lauder Stockholders, which are not included in the securities reported on this Schedule 13D. In this regard, Transom Capital and its applicable affiliates and Gary M. Lauder and his applicable affiliates are each filing a separate Schedule 13D that reports each of their own holdings of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the reported securities, or a member of a Section 13(d) group with respect to the Issuer's securities, for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger, dated as of September 28, 2026, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

99.1 - https://www.sec.gov/Archives/edgar/data/1351636/000119312526406024/d107296dex21.htm

Exhibit 99.2 Tender and Support Agreement, dated as of September 28, 2026, by and among Veradace, Parent and Merger Sub (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

99.2 - https://www.sec.gov/Archives/edgar/data/1351636/000119312526406024/d107296dex101.htm

Exhibit 99.3 Tender, Support and Reinvestment Agreement, dated as of September 28, 2026, by and among the Lauder Stockholders, Parent, Merger Sub and certain of Parent's affiliates (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

99.3 -https://www.sec.gov/Archives/edgar/data/1351636/000119312526406024/d107296dex102.htm

Exhibit 99.4 Joint Filing Agreement

## Signatures
- Veradace Capital Management LLC: Alexander Vezendan, Principal (09/30/2026)
- Veradace Partners LP: Alexander Vezendan, Principal (09/30/2026)
- John Conlin: John Conlin, Principal/ Chief Compliance Officer (09/30/2026)
- Alex Vezendan: Alexander Vezendan, Principal (09/30/2026)